UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number 0-26762

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEDIATRIX MEDICAL GROUP OF PUERTO RICO THRIFT AND PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEDIATRIX MEDICAL GROUP, INC.

1301 Concord Terrace
Sunrise, Florida 33323-2825

Pediatrix Medical Group of
Puerto Rico Thrift and Profit
Sharing Plan
Report on Audit of Financial Statements
And Supplemental Schedule
As of and For the Years Ended
December 31, 2005 and 2004

Pediatrix Medical Group of Puerto Rico
Thrift and Profit Sharing Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm
To the Participants and Administrator of the
Pediatrix Medical Group of Puerto Rico Thrift and Profit Sharing Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Pediatrix Medical Group of Puerto Rico Thrift and Profit Sharing Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Tampa, Florida
June 23, 2006

Pediatrix Medical Group of Puerto Rico
Thrift and Profit Sharing Plan
Statements of Net Assets Available for Benefits
As of December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value	$3,439,972	$2,831,567
Receivables
Employer contributions	174,541	165,917
Participant contributions	8,418	8,246
Dividends	1,009	544

Total assets	3,623,940	3,006,274
Liabilities
Distributions payable	5,932	—

Net assets available for benefits	$3,618,008	$3,006,274

The accompanying notes are an integral part of these financial statements.

Pediatrix Medical Group of Puerto Rico
Thrift and Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to
Investment income
Interest and dividend income	$39,067	$38,736
Net appreciation in the fair value of investments	230,869	210,212

Net investment income	269,936	248,948

Contributions
Employer	174,541	165,917
Participants	199,419	194,579

Total contributions	373,960	360,496

Total additions	643,896	609,444

Deductions from net assets attributed to
Benefits paid to participants	32,162	261,090

Total deductions	32,162	261,090

Net increase in net assets	611,734	348,354
Net assets available for benefits
Beginning of year	3,006,274	2,657,920

End of year	$3,618,008	$3,006,274

The accompanying notes are an integral part of these financial statements.

Pediatrix Medical Group of Puerto Rico
Thrift and Profit Sharing Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.	Description of Plan

Pediatrix Medical Group, Inc. (the “Company”) sponsors the Pediatrix Medical Group of Puerto Rico Thrift and Profit Sharing Plan (the “Plan”), which was adopted on January 1, 1993 and restated and amended in October 2001.

The following description of the Plan is provided for general information purposes only. More complete information regarding items such as vesting, benefit provisions and plan termination may be found in the Plan document which is available to all participants upon request.

General
The Plan is a tax qualified defined contribution plan covering substantially all of the Company’s eligible employees and the employees of the professional associations whose operations are consolidated with the Company and who reside in Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and Entry Data An employee becomes eligible to participate in the Plan on the first day of each calendar quarter after having attained age 21.

Contributions
The Company may, at the discretion of its Board of Directors, contribute for each participant a matching contribution determined annually based on a percentage of the participant’s pre-tax contributions. In addition, the Company may also make discretionary profit sharing contributions to the Plan at amounts determined at the end of the Plan year by the Board of Directors.

The maximum pre-tax contributions for the years ended December 31, 2005 and 2004 were $8,000. In addition to any pre-tax contributions, participants may make after tax contributions, not to exceed 10 percent of the participant’s compensation.

Rollovers The Plan accepts rollover contributions from other Puerto Rico tax-qualified plans for those participants who choose to invest in the Plan.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s discretionary contributions and (b) the Plan’s earnings and losses. Allocation of the Plan’s earnings or losses in each investment option are made to the individual participant’s account based on the ratio of each participant’s current account balance in the respective investment option to total Plan participants’ account balances in the respective investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Pediatrix Medical Group of Puerto Rico
Thrift and Profit Sharing Plan
Notes to Financial Statements
December 31, 2005 and 2004

Investment Options Upon enrollment in the Plan, a participant may direct contributions to the Plan in any of the following investment options at December 31, 2005:
•	Fidelity Retirement Money Market Portfolio — Fund seeks to provide a high level of current income by investing in high quality, short-term money market securities.

•	Fidelity Managed Income Portfolio — Fund seeks preservation of capital while earning interest income by investing in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities.

•	Fidelity Ginnie Mae Fund — Fund seeks to provide high current income by investing in Ginnie Maes, U.S. Government securities and instruments related to U.S. Government securities.

•	Fidelity Investment Grade Bond Fund — Fund seeks to provide a high level of current income by investing in investment-grade debt securities.

•	Fidelity Puritan Fund — Fund seeks to provide income and capital growth by investing primarily in stocks and other equity securities, as well as bonds and other debt securities.

•	Fidelity Blue Chip Growth Fund — Fund seeks to provide long-term capital growth by investing in a diversified portfolio of common stocks of established domestic and foreign companies considered industry leaders.

•	Fidelity Contrafund — Fund seeks to provide capital appreciation by investing in common stocks of undervalued companies.

•	Fidelity Equity-Income II Fund — Fund seeks to provide reasonable income by investing in income-producing domestic and foreign equity securities.

•	Fidelity Fund — Fund seeks to provide long-term capital growth by investing in U.S. and foreign stocks.

•	Fidelity Growth and Income Portfolio — Fund seeks to provide a high total return through a combination of current income and capital appreciation by investing primarily in U.S. and foreign stocks.

•	Fidelity Small Cap Fund — Fund seeks to provide long-term growth of capital by investing at least 80% of its assets in small market capitalizations.

•	Fidelity Value Fund — Fund seeks to provide capital appreciation through investing in securities of companies that possess valuable fixed assets.

•	INVESCO Dynamics Fund — Investor Class — Fund seeks to provide an increase in investment over the long-term through capital growth by investing primarily in common stocks of U.S. companies traded on national securities exchanges and the over-the counter market.

•	Neuberger Berman Genesis Fund — Trust Class — Fund seeks to provide growth of capital by investing mainly in common stocks of small-cap companies.

•	Spartan U.S. Equity Index Fund — Fund seeks to provide capital appreciation by investing mainly in common stocks included in the S&P 500 and lending securities.

•	Fidelity Overseas Fund — Fund seeks to provide long-term growth of capital by investing in foreign securities.

•	Fidelity Worldwide Fund — Fund seeks to provide capital growth by investing in securities issued anywhere in the world.

Pediatrix Medical Group of Puerto Rico
Thrift and Profit Sharing Plan
Notes to Financial Statements
December 31, 2005 and 2004

•	Pediatrix Stock Fund — Fund seeks to provide an increase in value of this investment over the long term by investing in the common stock of the Company purchased in the open market.

•	Fidelity Freedom 2000 Fund — Fund seeks to provide high total return by investing approximately 23%, 39% and 38% in Fidelity stock, bond, and money market mutual funds, respectively.

•	Fidelity Freedom 2005 Fund — Fund seeks to provide high total return by investing approximately 45%, 45% and 10% in Fidelity stock, bond, and money market mutual funds, respectively.

•	Fidelity Freedom 2010 Fund — Fund seeks to provide high total returns by investing approximately 45%, 45% and 10% in Fidelity stock, bond, and money market mutual funds, respectively.

•	Fidelity Freedom 2015 Fund — Fund seeks to provide high total returns by investing approximately 58%, 37% and 5% in Fidelity stock, bond, and money market mutual funds, respectively.

•	Fidelity Freedom 2020 Fund — Fund seeks to provide high total returns by investing approximately 70% and 30% in Fidelity stock and bond mutual funds, respectively.

•	Fidelity Freedom 2025 Fund — Fund seeks to provide high total returns by investing approximately 76% and 24% in Fidelity stock and bond mutual funds, respectively.

•	Fidelity Freedom 2030 Fund — Fund seeks to provide high total returns by investing approximately 82% and 18% in Fidelity stock and bond mutual funds, respectively.

•	Fidelity Freedom 2035 Fund — Fund seeks to provide high total returns by investing approximately 85% and 15% in Fidelity stock and bond mutual funds, respectively.

•	Fidelity Freedom 2040 Fund — Fund seeks to provide high total returns by investing approximately 88% and 12% in Fidelity stock mutual funds and bond mutual funds, respectively.

•	Fidelity Freedom Income Fund — Fund seeks to provide high current income and, as second objective, capital appreciation by investing in Fidelity stock, bond, and money market mutual funds.
Payment of Benefits
Upon normal retirement, death, disability or termination, participants may elect to receive their vested account balance as a lump-sum distribution; or have their account balance transferred to an individual retirement account or other qualified plan.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the portion of their accounts related to the Company’s contribution plus related earnings is based on years of credited service. A participant is fully vested after three years of credited service as follows:

Pediatrix Medical Group of Puerto Rico
Thrift and Profit Sharing Plan
Notes to Financial Statements
December 31, 2005 and 2004

Vested
Years of Service	Percentage
Less than 1	0%
1	30%
2	60%
3	100%
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000 reduced by the highest outstanding loan balance in their account during the prior twelve month period. The loans are collateralized by the balance in the participant’s account and bear interest at ranging between 5.25% and 9.00%, which is commensurate with local prevailing rates as determined by the Plan Administrator. Repayments of principal and interest are credited back to the participant’s account through payroll deductions on a minimum of a quarterly basis. The term of the loan must not exceed five years, except for qualified home loans, which must not exceed ten years.

Forfeitures
Forfeitures of the non-vested portion of participant’s account balances related to the Company’s contributions are used to offset future Company contributions. Forfeitures held in the Plan totaled $11,139 and $11,170 at December 31, 2005 and 2004, respectively.

Plan Termination
While the Company has not expressed any intent to terminate the Plan, it reserves the right at any time to amend, modify or terminate the Plan without the consent of any participant or beneficiary. In the event of such termination, the Plan provides that the participants shall become 100 percent vested in their accounts, including all employer contributions.

Plan Administration
The Plan is administered by certain employees of the Company (the “Plan Administrator”). The Plan’s assets were maintained by Banco Popular of Puerto Rico (“Banco”), the trustee of the Plan, for the years ended December 31, 2005 and 2004.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Pediatrix Medical Group of Puerto Rico
Thrift and Profit Sharing Plan
Notes to Financial Statements
December 31, 2005 and 2004

Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition The fair value of investments held by the Plan has been determined by the trustee based on quoted market values of publicly traded investments.

The Plan presents in the statements of changes in net assets available for benefits, the net appreciation in fair value of investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. All investment transactions are recorded by the Plan as of the trade date. Gains or losses on sale of investments are determined by the specific identification method. Interest income is recorded as earned on an accrual basis. Dividends are recorded based on the ex-dividend date.

Participant Loans Participant Loans are recorded at cost, which approximates fair value.

Administrative Expenses All costs incurred in administering the Plan are paid by the Company except for certain broker fees that are paid out of the various investment options.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31 as follows at fair value:

Description of Investment	2005	2004
Fidelity Blue Chip Growth Fund	$762,667	$657,483
Fidelity Contrafund	726,684	582,269
Fidelity Growth and Income Portfolio	423,165	357,364
Fidelity Equity-Income II Fund	493,893	444,293
Pediatrix Stock Fund	219,742	*
Fidelity Puritan Fund	237,204	200,037
*	Investment did not represent 5% or more of the net assets available for benefits as of the respective year end.
The total net appreciation in the fair value of investments of $230,869 for the year ended December 31, 2005 includes net appreciation of $59,246 related to the Pediatrix Stock Fund.

Pediatrix Medical Group of Puerto Rico
Thrift and Profit Sharing Plan
Notes to Financial Statements
December 31, 2005 and 2004

4.	Tax Status

The Puerto Rico Treasury Department has determined and informed the Company by letter dated March 12, 1998, that the Plan and the related trust are designed in accordance with applicable sections entitling exemption from income taxes. The Plan has been amended since receiving the determination letters. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable tax requirements. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for federal income taxes has been made.

5.	Distributions Payable

Distributions payable pertain to participant pre-tax contributions which exceed the maximum annual dollar limit as established by the IRC. During the year ended December 31, 2005, the Plan failed two of the discrimination tests and had a liability for excess contributions of $5,932.

6.	Party-in-Interest Transactions

Participants’ loans are granted and administered by Banco and, therefore, these loan transactions qualify as party-in-interest. The Pediatrix Stock Fund invests in the Company’s common stock and, therefore, these investment transactions qualify as party-in-interest. All fees and expenses of the Plan for legal, accounting, recordkeeping and other administrative services are paid by the Company.
7.	Reconciliations of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31:

	2005	2004
Net assets available for benefits per the financial statements	$3,618,008	$3,006,274
Plus: Distributions payable	5,932	—

Net assets available for benefits per the Form 5500	$3,623,940	$3,006,274

Distributions payable pertain to participant pre-tax contributions which exceed the maximum annual dollar limit as established by the IRC.

Pediatrix Medical Group of Puerto Rico Thrift and Profit Sharing Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

	(b) Identity of issue, borrower,	(c) Description of investment including maturity		(e) Current
(a)	lessor or similar party	date, rate of interest, collateral, par or maturity value	(d) Cost **	Value
*	Fidelity Management Trust Company	Fidelity Blue Chip Growth Fund		$762,667
*	Fidelity Management Trust Company	Fidelity Contrafund		726,684
*	Fidelity Management Trust Company	Fidelity Growth and Income Portfolio		423,165
*	Fidelity Management Trust Company	Fidelity Equity-Income II Fund		493,893
*	Pediatrix Medical Group, Inc.	Pediatrix Stock Fund		219,742
*	Fidelity Management Trust Company	Fidelity Puritan Fund		237,204
*	Participants’ Loans	Loans to participants, 5.25% - 9%, various maturities		4,066
*	Fidelity Management Trust Company	Fidelity Retirement Money Market Portfolio		145,357
*	Fidelity Management Trust Company	Fidelity Investment Grade Bond Fund		109,593
*	Fidelity Management Trust Company	Fidelity Ginnie Mae Fund		107,750
*	Fidelity Management Trust Company	Fidelity Overseas Fund		93,482
*	Fidelity Management Trust Company	Fidelity Fund		45,440
*	Fidelity Management Trust Company	Fidelity Worldwide Fund		5,942
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund		8,005
	INVESCO Funds Group, Inc.	INVESCO Dynamics Fund - Investor Class		36,023
*	Fidelity Management Trust Company	Fidelity Freedom Income Fund		2,235
*	Fidelity Management Trust Company	Fidelity Freedom 2000 Fund		364
*	Fidelity Management Trust Company	Fidelity Freedom 2020 Fund		400
*	Fidelity Management Trust Company	Fidelity Freedom 2030 Fund		410
*	Fidelity Management Trust Company	Fidelity Freedom 2040 Fund		3,861
	Neuberger Berman Management, Inc.	Neuberger Berman Genesis Fund - Trust Class		13,689

				$3,439,972

*	Represents a party-in-interest.

**	Cost omitted for participant-directed investments.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pediatrix Medical Group of Puerto Rico Thrift and Profit Sharing Plan
June 29, 2006	By:	/s/ Karl B. Wagner
		Name:	Karl B. Wagner
		Title:	Chief Financial Officer, Sponsor

EXHIBIT INDEX

Exhibit No.	Document Description
23.1*	Consent of PricewaterhouseCoopers LLP

*	Filed herewith.